
bluon®
CONNECTING & SUPPORTING THE TRADE
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GSX140181AA
1.5 Tons, 208-230V, 1Ph, R-410A
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Check Availability for Parts
Condenser Motor 1/8HP 840RPM 208-230V 1PH
Contactor 2-Pole 25A 24VAC Coil
Delivery Time
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White 2016 Toyota Prius
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INVEST IN **BLUON**

You Asked, We Delivered

LEAD INVESTOR

Gil Cavey

I am investing in Bluon for many reasons. To start off to see how Bluon is run as a company from the top down is absolutely amazing. To see a bunch of people who love their job and love the cause that they are doing is an amazing site. When you have a company that big with that many people so passionate about what they're doing, it becomes infectious. When Bluon says they are upgrading, the HVAC industry is an understatement. I am a second generation, HVAC technician with this trade running through my veins. The Bluon app is revolutionizing our trade and making it easier for all of my fellow brothers and sisters in the trade. The app not only provides amazing resources like manuals, which we always needed, but also Tech Support which is revolutionary by itself. So many techs in this industry get thrown out into the field too soon and feel alone and afraid to call somebody to say they don't know something. Then they call the manufacturer tech-support lines and they never get answered or they sit on hold for three hours that they don't have when you have a boss telling you that you have to get six calls done that day... What's taking so long? With Bluon these techs have someone there to help them 365 days a year no matter what time of night or holiday. They know that if they get stuck, someone is there to guide them and they are not alone. One of the biggest hurdles in the running and owning an HVAC company or being a technician in the field is the necessity of supply houses. Obviously, we need parts in order

to help our customers but now with what Bluon has created, we can get exactly what we need when we need it. No more driving from one side of town to the other side of town to grab a part to then go back to where you came from. Now technicians can literally have parts delivered to them easier and faster than using Uber Eats and ordering lunch. This is a true game changer and saying that is upgrading the HVAC industry is an understatement. Not only does it make everyone's job simpler, but technicians can also earn points and rewards for just doing their job. It is that extra little pat on the back that men and women in the blue-collar trades don't always get. So when you mix all of the amazing things that Bluon is doing for a trade that I absolutely love and always get back to, then add in that they are all just amazing people from the top down, it completes the circle and they make it easy to support them. I am honored and extremely grateful to be associated and affiliated with Bluon on every level. I am investing in them because I know that they will continue to make the trade that I love and I've shed so many blood sweat and tears better every chance they get. To me not only am I invested in Bluon, but I'm investing into the trade that I love so much. I am ecstatic to see what the future holds.

Invested $10,000 this round

---

bluon.com Irvine CA

Highlights

1. Largest Software Platform in $100B HVAC B2B Market
2. First brand-agnostic support platform connecting techs & contractors with their local distributors
3. 170,000 Technicians enrolled as Bluon Members - over 50% of all techs in the US
4. 2,300 HVAC distributors on the network, growing by 125+ every month
5. 400,000 models in Bluon's database with original manuals & parts lists (BOMs)

6 24/7 best-in-class tech support - helping tens of thousands of techs in the field

7 Real time delivery with live tracking to bring parts to techs in the field

8 Bluon enables HVAC contractors and their technicians to be far more productive

---

Our Team



Peter Capuciati Chief Executive Officer



Bryan Johnson Director of Tech Community



Mike Mabry Director of Systems & Technology



Danica Bunnett Chief Operating Officer



Matt Case SVP - Growth



Nick Jaros Chief Financial Officer



Adam Curry App Godfather



Dennis Carlton Senior Lead Technician



Mark Manger Senior Lead Technician

The Pitch

Hello Bluon Member!

First off, thanks for being a Bluon Member and trusting us to support you in the field. Your trust and support means everything to us.

We are so excited to be able to finally offer this investment opportunity to our engaged users. Over the last couple years, we have had so many of you ask if you could invest in Bluon, and sadly that answer has always been no - UNTIL NOW!

For those of you who don't know, traditionally only accredited investors could invest in private companies, which in our opinion is completely unfair to the hard working men and women who bust their ass every day in the trades. It makes no sense that the laws of the land would effectively

in the trades. It makes no sense that the laws of the land would effectively prohibit 95% of the country from investing in companies with the most upside. Although it's not all that surprising!

Well, we have figured out a way to enable our members to invest in Bluon through a new crowd funding structure that allows folks to invest as little as $100. FINALLY!

We have teamed up with WeFunder to create the structure and easy process to make investing very easy and under virtually the same terms as our institutional venture capital partners. This would have been unheard of even 5 years ago.

With that being said, this opportunity is only being made to our existing members who are active on the platform. You won't find this opportunity on WeFunder's public page. This is invite ONLY! And you got the invite!

Here's how we look at it - you helped build Bluon and we want you to have the opportunity to participate in what you helped build just like all of us here at Bluon. 100% of employees at Bluon have ownership in the company - and we wouldn't have it any other way!

It's rare in life when we can invest in something where we have a direct impact on its success. Every time you use Bluon, or your teammates use Bluon, you are contributing to the success of your investment. How awesome is that!!

Bottom line, we would love to have you on the team! If investment isn't your thing or you don't have the spare cash to invest - no problem at all! There is zero pressure here or expectations, just an opportunity that we felt compelled to create as its the right thing to do.

At the end of the day, we owe all of our current and future success to YOU! And we will never forget that.

Thank you!

-Peter and the Bluon Team



History

It all started with a crazy nuclear physicist. After his early scientific career got sidetracked, he spent a career in commercial real estate... until he decided it was time to get back to science. He had a thought... hmm all the R-22 replacements out there suck. Surely, we can create a better one!



Thinking Up A Crazy Idea
Peter Capuciati
Founder & CEO of Bluon
Nuclear Physicist
Doesn't like to be called boss

Want to hear more about our history: **Listen to a podcast here**.

So we got to work! After 4 years of some hard core chemistry, R&D and real world testing on 100's of formulas, we were able to create an entirely new refrigerant that worked, and it really worked! Along the way, we realized all the lab coat scientists creating refrigerants don't actually test anything or talk to

techs in the REAL WORLD - they relied almost exclusively on computer simulations. News flash, the world doesn't operate that way!

After that experience, we knew why so many of the new refrigerants simply suck and cause so many problems when being installed in the field with no instructions or support. Nobody ever bothered to test them in the real world or ask the folks who would be using them! What a novel idea...

Peter then hired two Badass techs - Mike and Bryan - who had spent 40 years each in the trade. They were the best of the best and not only had gobs of technical experience, but knew the trade to its core.


These guys KNOW their stuff
Mike M.
Dir. of Systems & Technology
49-year vet of the trade.
Honed expertise in VFD's, electronics, and multistack system design.
Bryan J.
Dir. Of Tech Community
42 years in the trade. Spent career tackling large systems and mastering the intricacies of Liebert networking systems.

And man, with their knowledge and perspective we started to uncover and realize some pretty crazy stuff about this trade. **HVAC techs are SHOCKINGLY unsupported -** despite how critical they are to keep the world running and with their place as guardians for any new technology to be adopted in the industry.




END USER MARKET
CONTRACTORS
SUPPLIERS
HVAC
MARKET
SCHOOL
HOSPITAL
HVAC TECHNICIANS
HVAC
INNOVATION

The lack of support was so extreme, it was hard to get your head around. Even today we struggle to understand how this could be?

We started aggregating resources and tools for technicians, originally to support the refrigerant we created. And with that, the original Bluon App was born! The database started with just 10,000 HVAC units with retrofit instructions - we also added manuals and wiring diagrams that we had collected from our research. The more info and support we added, the more users and positive feedback we got.

We didn't charge to use the app, but put it out into the world for technicians to use. It QUICKLY became clear that we struck a nerve as word started to get out in the tech community. **What started as a handful of curious techs playing around with the app, turned into an explosion of new members joining.**


Total Bluon Members
~52%
Of ALL US Techs
170,000
Technicians on the Platform Now
160,000
120,000


80,000
40,000
-
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23

Check out what techs were saying:


bluon
The HVAC App That Will Change Your Life
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THE APP THAT WI
IANGE YOUR LIFE
Watch on YouTube

There was clearly a HUGE, unrealized need for a brand agnostic, support eco-system to help HVAC technicians in the field! Techs were wasting hours every day just trying to find basic data and information on the unit they were working.

Needless to say, we began shifting our energy and business plan to fuel the platform that we had stumbled into building.

With this kind of adoption, we knew we were on to something and found a few investors that believed in the power of the trades and what we were doing to support techs - and the upside of a unique business plan that was built from the tech up! An entirely new approach to capture and FIX the HVAC market, but with a plan that was built on actually benefiting the lives of those working in it!

Over the last 3 years, we have continued to be driven by a single mantra: For techs, By techs.


App Store Ratings
4.8
Apple Ratings
bluon
5,580 Ratings
4.6
4.5
3.5
3.8
3.2
2.9
2.9
Bluon
Daikin Tech Hub
SupplyHouse.com
Carrier Service Tech
Johnstone
ServiceTitan
Rheem
Fieldpiece
2,053
154
103
58
1,547
48
853

In mid 2020 it became clear we would monetize the platform and community WHILE keeping the support aspect free for technicians!

We are now taking on the challenge of improving how techs and contractors get parts and materials (and soon equipment) from their local distributors. We heard first hand just how frustrated techs were with the historical interactions with supplier houses:


bluon
GAME CHANGER: Request Part Quotes on Bluon!
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GAME CHANGER! Request Part Quotes on Bluon
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By connecting techs and contractors with their local distributors, we could take a small fee related to this enhanced and much more efficient connection to a severely outdated and broken system.

Here's how requesting parts on Bluon actually works. It's simple!


Techs Send Parts Requests From The Field
Check Availability for Parts
Condenser Motor 1/8HP 840RPM 208-230V 1PH
Contactor 2-Pole 25A 24VAC Coil
PART REQUEST
Orders
Price & Availability Requests
Will Call / Approved Orders
You're all caught up!
Approved Orders that need your attention will show here.
TECHNICIANS
bluon
DISTRIBUTORS
bluon Live


Suppliers Receive Request Via bluon LIVE
Request for Irvine HVAC
Checking for 1 Line Item
Condenser Motor
OEM Part
Replacement Parts
EMERSON - K1872
MARS - 87750
DIVERSITECH - M240120
NBK MOTORS - RR2403090
CAN'T GET IT
WE CAN GET IT BY...
WE HAVE IT
Makes Counter Staff Better
Get the Model# of Unit
Get Exact OEM Part # Requested
Cross References + Specs + Notes



Watch this short video to see a demo in action:


bluon
How-To: BluonLive
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LOCAL SUPPLY
Tasks
Price & Availability Requests
No new requests!
If a customer needs help it will show here.
Will Call / Approved Orders
You're all caught up!
Approved Orders that need your attention will show here.
HELP / FEEDBACK
Customer Chats (3)
Watch on YouTube

With our huge community of technicians banding together on the platform, we had the leverage we needed to get distributors on our network. Distributors have never historically been rolled up into one platform because they each want to create their OWN e-commerce buying experience. However, we all know techs often need to work with many distributors and many brands in the same day. They do not want to use a different website or app each time.


Distributor Adoption
2,300
Distributors on the Network Now
2,500
2,000
1,500
R.E. MICHEL COMPANY
FERGUSON
JOHNSTONE SUPPLY
F.W. WEBB COMPANY
MORSCO
AD


1,000
500
0
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Insco Distributing, Inc.
Geary Pacific Supply
APR Supply Co.
BLUE HAWK
SLAKEY BROTHERS
D&L
Winsupply
S. G. TORRICE
USAirconditioning
RSC

With Bluon, this is the first time distributors have agreed to be on the same network to benefit their customers. We now have about 2,300 distributors on our network, providing nationwide coverage. Imagine this huge event and opportunity, all stemming from technicians banding together on one platform where they can get some basic support regardless of the brand of equipment they are working on! Click here to see the buzz surrounding this idea at AHR this year!


2,300
Distributors
170,000
Technicians

Our brand agnostic database continues to expand to ensure our members can get what they need, when they need it. Currently we have:

- **400,000 Model #'s with original manuals, wiring diagrams**
- **Original part lists (BOMs) for the most of these units**

- **6 Million unique part #'s with specifications**
- **Nationwide delivery service with live tracking to get parts delivered**
- **PLUS 24/7 Tech support with live video capabilities by the guys below →**




24/7
TECH SUPPORT TEAM
STEVEN WILEY
Expertise
VRF's, Mini Splits and Mitsubishi Specialist
Experience
21 Years
Hometown
Sautee-Nacoochee, GA
24/7
TECH SUPPORT TEAM
MIKE MABRY
VFD's, Electronics, and
24/7
TECH SUPPORT TEAM
DANNY MEINECKE
Expertise
Mini-Splits, Refrigeration and Carrier/Goodman Specialist
Experience
45 Years
Hometown
Ft. Mohave, AZ

We love hearing what our community thinks about what we built:


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Bluon for Contractors
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FIND THE
BOARD ON THE
BLUON
APP.
Watch on YouTube

You might recognize Gil from HVAC Uncensored...


bluon
HVAC Uncensored + Bluon Delivery
HVAC
UNCENSORED
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WE COULD TRACK
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So, How Big Is The Market?

Every year, contractors and their technicians fork over nearly $100B to distributors to pay for both parts/materials and equipment. It breaks down to approx. $25B in parts and materials and $75B in equipment. The industry has been growing at quite a clip over the past decade and will likely continue to do so for the foreseeable future.

However, the parts market is likely to outpace the equipment market over the coming years due to economic and regulatory factors. Equipment is becoming significantly more expensive and out of reach for many home owners, combined with financing that has become much more expensive as of late!

We believe, along with many other industry experts, that service and retrofit jobs will significantly outpace new equipment installations over the next 2-3 years. These factors definitely benefit Bluon, as we add significant value to the service side of contractors and technicians.



HVAC Market Size – Annual Sales
Bluon Opportunity
500,000+
Transactions Per Day In the US
$25B
PARTS
$75B
EQUIPMENT
Technicians
Distributors

The Bluon Business Plan

With Bluon's huge community of technicians and contractors connected to its rapidly growing network of distributors, we are in the ideal situation to tap into this $100B B2B market.

The business plan is fairly simple: create a highly useful support platform for contractors and their technicians that generates revenue through *their* use of the platform. This allows Bluon to provide support to contractors and their

technicians without costing them a direct fee. Here's how it works:

Contractors and their technicians use the platform → Distributors pay a transaction fee to Bluon → Bluon provides support to the trade. This is the cycle!

Although the fees paid by distributors are relatively small and do not affect the price charged to the contractor, they add up VERY QUICKLY due to the sheer size of the market and number of transactions happening every day.

Bluon has a very large membership of techs and contractors that have the Bluon App and use it regularly to support their jobs. This is VERY important as Bluon is already in the daily workflow of technicians and contractors. As seen below, Bluon can produce significant revenue while capturing even a **very small** percentage of the transaction volume currently produced by **existing** members.

Let's take a closer look at how this works and a few scenarios of adoption to see the size of opportunity:



Revenue Impact is Significant Even w/ Small Adoption
170,000
Techs in The Bluon Community
Approx. $37M
In Bluon Revenue
5%
of Community Participation
Approx. $75M
In Bluon Revenue
10%
of Community Participation
Approx. $150M
In Bluon Revenue
20%
of Community Participation
Bluon Techs & their Contractors spend
$52 Billion
in Parts and Equipment Annually
Market size assumptions based on: 125,000 residential technicians and 48,000 commercial technicians on Bluon's platform. Parts market based on $25,000 per residential tech and $150,000 per commercial tech. Equipment market based on $90,000 per residential tech and $500,000 per commercial tech. Delivery market potential based on 6,250,000 potential residential deliveries per year at $40 per delivery and 4,800,000 potential commercial deliveries at $125 per delivery.
Total revenue for (i) US HVAC wholesalers and refrigeration wholesalers is approx. $70B. See Report here and here. The HVAC market is growing 6-10% CAGR (Source here), equating to ~$100B market in the upcoming years.

Projections mentioned above are forward-looking and cannot be guaranteed.




Bluon AHR 2023
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Bluon is the hottest brand in HVAC
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The Future

The above revenue examples are ONLY the beginning for Bluon. As Bluon is the first platform of its kind, with a completely brand, supplier and contractor agnostic platform - we have the ability to offer integrations and services that have previously been impossible to even contemplate in the HVAC industry.

One primary example of this future evolution is integration with Field Service Management platforms to enable direct connections from the OEM, to the Distributor, to the Contractor and all the way to the Customer. This interconnectivity will create a new type of software platform for Contractors - large and small - to take advantage of, where the very use of the platform pays for the platform.


bluon
OEMs
Distributors
Contractors & Techs
Customers

As a contractor uses the platform to transact with its local suppliers, or offer financing options to its customers, or offer warranties to its customers - it creates value for those connected partners. As a result, those partners would effectively pay for the contractor's field service software.

The future has already begun and we are just getting started!

- Bluon and Sera Systems announce plans to integrate their software platforms: **Click to Read Press Release**
- Bluon and XOI to integrate their platforms: **Click to Read Press Release**

As we wrap up this narrative about the exciting future Bluon has in front of it, we wanted to share with you a funny video that we created that is loaded with inside jokes for the techs out there! ENJOY!